UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Ordinary Share Purchase Agreement

On September 23, 2022, Iris Energy Limited (the “Company”) entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Purchase Agreement, the Company has the right to sell to B. Riley Principal Capital II up to $100.0 million of its ordinary shares, no par value per share (the “Ordinary Shares”), subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement.

Upon the initial satisfaction of the conditions to B. Riley Principal Capital II’s purchase obligations set forth in the Purchase Agreement (the “Commencement”), including that the Initial Registration Statement (as defined below) required to be filed by the Company pursuant to the Registration Rights Agreement (as defined below) described under “Registration Rights Agreement” below has been declared effective by the Securities and Exchange Commission, the Company will have the right, but not the obligation, from time to time at its sole discretion over the 24-month period beginning on the date the Commencement occurs (the “Commencement Date”), to direct B. Riley Principal Capital II to purchase a specified number of the Company’s Ordinary Shares, not to exceed certain limitations as set forth in the Purchase Agreement (each, a “Purchase”). Any such direction will be made by the Company timely delivering written notice to B. Riley Principal Capital II (each, a “Purchase Notice”) prior to 9:00 a.m., New York City time, on any trading day (each, a “Purchase Date”), subject to certain requirements as set forth in the Purchase Agreement.

From and after Commencement, the Company will control the timing and amount of any sales of its Ordinary Shares to B. Riley Principal Capital II. Actual sales of the Company’s Ordinary Shares to B. Riley Principal Capital II under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Company’s Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company’s business and operations.

The per share purchase price that B. Riley Principal Capital II is required to pay for the Company’s Ordinary Shares in a Purchase effected by the Company pursuant to the Purchase Agreement, if any, will be equal to ninety-seven percent (97%) of the volume weighted average price of the Company’s Ordinary Shares (the “VWAP”), calculated in accordance with the Purchase Agreement, during the applicable Purchase Date (the “Purchase Valuation Period”). The Company may elect in the applicable Purchase Notice that the Purchase Valuation Period will also be determined by the Minimum Price Threshold (as defined below), such time that the trading price of the Company’s Ordinary Shares on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold for such Purchase specified by the Company in the Purchase Notice for such Purchase, or if the Company does not specify a minimum price threshold in such Purchase Notice, a price equal to 75.0% of the closing sale price of the Company’s Ordinary Shares on the trading day immediately prior to the applicable Purchase Date for such Purchase (the “Minimum Price Threshold”).

In addition to the regular Purchases described above, after the Commencement, the Company will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct B. Riley Principal Capital II to purchase, on any trading day, including the same Purchase Date on which a regular Purchase is effected, a specified number of the Company’s Ordinary Shares, not to exceed certain limitations set forth in the Purchase Agreement (each, an “Intraday Purchase”). Any such direction will be made by the Company delivering to B. Riley Principal Capital II an irrevocable written purchase notice, after 10:00 a.m., New York City time (and after the Purchase Valuation Period for any prior regular Purchase (if any) and the Intraday Purchase Valuation Period for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) have ended), and prior to 3:30 p.m., New York City time, on such Purchase Date.

The per share purchase price for the Company’s Ordinary Shares that it elects to sell to B. Riley Principal Capital II in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular Purchase (including the same fixed percentage discounts to the applicable VWAP as in the case of a regular Purchase, as described above), provided that the VWAP for each Intraday Purchase effected on a Purchase Date will be calculated over different periods during the regular trading session on Nasdaq on such Purchase Date, each of which will commence and end at different times on such Purchase Date.

There is no upper limit on the price per share that B. Riley Principal Capital II could be obligated to pay for the Company’s Ordinary Shares that the Company may elect to sell to it in any Purchase or any Intraday Purchase under the Purchase Agreement. In the case of Purchases and Intraday Purchases effected by the Company under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of the Company’s Ordinary Shares to be purchased by B. Riley Principal Capital II in a Purchase or an Intraday Purchase (as applicable), or in determining applicable threshold amounts in connection with any such Purchase or Intraday Purchase (as applicable), in each case, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

The Ordinary Shares that may be issued under the Purchase Agreement are being offered and sold in transactions exempt from registration under the Securities Act of 1933, as amended, in reliance on the exemption afforded under Section 4(a)(2) thereof.

The net proceeds to the Company from sales that it elects to make to B. Riley Principal Capital II under the Purchase Agreement, if any, will depend on the frequency and prices at which the Company sells its Ordinary Shares to B. Riley Principal Capital II. The Company expects that any proceeds it receives from such sales to B. Riley Principal Capital II will be used to fund its growth initiatives (including hardware purchases and acquisition and development of data center sites and facilities), and for working capital and general corporate purposes.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month following the 24-month anniversary of the Commencement Date; (ii) the date on which B. Riley Principal Capital II shall have purchased from the Company under the Purchase Agreement its Ordinary Shares for an aggregate gross purchase price of $100.0 million; (iii) the date on which the Company’s Ordinary Shares shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement (“Eligible Market”) for one trading day; (iv) the 30th trading day after the date on which a voluntary or involuntary bankruptcy proceeding involving the Company has been commenced that is not discharged or dismissed prior to such trading day; and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of the Company’s property or it makes a general assignment for the benefit of creditors.

The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice to B. Riley Principal Capital II. The Company and B. Riley Principal Capital II may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective during the pendency of any Purchase or any Intraday Purchase that has not then fully settled in accordance with the Purchase Agreement. B. Riley Principal Capital II also has the right to terminate the Purchase Agreement upon ten trading days’ prior written notice to the Company in limited circumstances, including: (i) if certain fundamental transactions (as defined in the Purchase Agreement) have occurred; (ii) the required Registration Statements (as defined below) are not filed or made effective by their respective deadlines or the Company has a material breach of the Registration Rights Agreement (as defined below) which is not cured within ten trading days of notice thereof; (iii) if, while B. Riley Principal Capital II holds Ordinary Shares, a Registration Statement is made unavailable for forty-five consecutive trading days or for an aggregate of ninety trading days within any 365-day period; (iv) trading in the Company’s Ordinary Shares on the Nasdaq Stock Market has been suspended for a period of three consecutive trading days; or (v) the Company is in breach of any covenants in the Purchase Agreement or Registration Rights Agreement which is not cured within ten trading days of notice.

As consideration for B. Riley Principal Capital II’s commitment to purchase the Company’s Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, the Company expects to issue, on or prior to the Commencement, 198,174 Ordinary Shares to B. Riley Principal Capital II (“Commitment Shares”).

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and are subject to certain important limitations.

Registration Rights Agreement

On September 23, 2022, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, pursuant to which the Company agreed to file an initial registration statement (the “Initial Registration Statement”) within fifteen business days following the date of the agreement with respect to the resale of any Ordinary Shares, including the Commitment Shares, sold to B. Riley Principal Capital II under the Purchase Agreement. In addition, pursuant to the Registration Rights Agreement, the Company agreed to file additional registration statements as required (each, a “New Registration Statement” and together with the Initial Registration Statement, a “Registration Statement”) within thirty business days following the date of the sale of all Ordinary Shares registered on the Initial Registration Statement, with respect to any additional Ordinary Shares to be sold pursuant to the Purchase Agreement.

The Registration Rights Agreement contains customary covenants and indemnification obligations of the parties. The covenants contained in the Registration Rights Agreement were made only for the purposes of the Registration Rights Agreement, were solely for the benefit of the parties to such agreement, and are subject to certain important limitations.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, which are attached to this Report on Form 6-K as Exhibits 10.1 and 10.2, respectively, and which are incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-261320) of Iris Energy Limited and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1*+	Ordinary Shares Purchase Agreement, dated as of September 23, 2022, by and between Iris Energy Limited and B. Riley Principal Capital II, LLC
10.2*	Registration Rights Agreement, dated as of September 23, 2022, by and between Iris Energy Limited and B. Riley Principal Capital II, LLC

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

+ Portions of this exhibit have been omitted pursuant to Item 601(b)(10) because they are both (i) not material and (ii) contain personal information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: September 23, 2022	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director